UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION          OMB APPROVAL
       Washington, D.C. 20549
            FORM 12b-25                 OMB Number:3235-0058
                                        Expires:May 31, 1997
    NOTIFICATION OF LATE FILING         Estimated average burden
                                        hours per response     2.50
                                            SEC FILE NUMBER
                                                1-5354
                                             CUSIP NUMBER



(Check One):  Form 10-K   Form 20-F  X Form 10-Q   Form N-SAR

     For Period Ended:   June 30, 2001

 [   ] Transition Report on Form 10-K
 [   ] Transition Report on Form 20-F
 [   ] Transition Report on Form 11-K
 [   ] Transition Report on Form 10-Q
 [   ] Transition Report on Form N-SAR
 For the Transition Period Ended:


 Read Instruction (on back page) Before Preparing Form.  Please
                         Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

SWANK, INC.
Full Name of Registrant


Former Name if Applicable

6 HAZEL STREET
Address of Principal Executive Office (Street and Number)

ATTLEBORO, MASSACHUSETTS 02703
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F
11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See the attached Supplement to Part III of this Form 12b-25.

PART IV -OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

	   JEROLD R. KASSNER               508        222-3400
               (Name)                     (Area       (Telephone
                                           Code)        Number)



                                                    YES      No
(2) Have all other periodic reports required         X
    under Section 13 or 15(d) of the Securities
    Exchange Act of 1934 or Section 30 of the
    Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

(3) Is it anticipated that any significant change   YES       No
    in results of operations from the                X
    corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    If so, attach an explanation of the
    anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

    See the attached Supplement to Part IV of this Form 12b-25.


                              SWANK, INC.
           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:   August 15, 2001               By: /s/ Jerold R. Kassner



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall befiled with the form.


                              ATTENTION

      Intentional misstatements or omissions of fact constitute
          Federal Criminal Violations (See 18 U.S.C. 1001).

                      GENERAL INSTRUCTIONS
1 This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities
  Exchange Act of 1934.

2 One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3 A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4 Amendments to the notifications must also be filed on form
  12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5 Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this chapter).

                   FORM 12-B- 25 OF SWANK, INC


                     Supplement to Part III


     The Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2001 (the "Quarterly Report") could not be filed within the prescribed time period since the Registrant has not finalized all of its accounting matters. The Registrant has devoted substantial time and effort to other business matters affecting the Registrant including the recent disposition of certain of the Registrant's assets, and the related pro forma financial statements, thereby delaying completion of the Quarterly Report. As a result, the information necessary to complete the Quarterly Report, including the financial statements and the notes thereto, has not yet been completed.


                      Supplement to Part IV

     On July 24, 2001, the Registrant issued a press release announcing that it had completed the sale of certain assets and had transferred its interest in certain license agreements related to its women's costume jewelry business to K&M Associates L.P. ("K&M"), a subsidiary of American Biltrite Inc. The K&M transaction represents the disposal of a business segment under Accounting Principles Board ("APB") Opinion No. 30. Accordingly, the results of the Registrant's women's costume jewelry operation for the quarter and six months ended June 30, 2001 have been classified as discontinued, and prior periods have been restated.

     The Registrant will report in its Form 10-Q for the quarter and six months ended June 30, 2001 revenues from continuing operations of $20,277,000 and $40,258,000, respectively, compared to $23,224,000 and $46,425,000 for the corresponding periods in 2000. The Registrant also estimates (subject to additional review and adjustment) that it will report a net loss from continuing operations of $1,893,000 and $4,087,000 for the quarter and six months ending June 30, 2001 respectively, compared to $1,255,000 and $3,117,000 in 2000. The Registrant further estimates (subject to additional review and adjustment) that it will report a net loss from discontinued operations of $2,654,000 and $4,222,000, respectively for the quarter and six months ended June 30, 2001 compared to $276,000 and $13,000 for the quarter and six months ended June 30, 2000. Additionally, for the quarter and six months ended June 30, 2001, the Registrant estimates (subject to additional review and adjustment) that it will report a loss on disposition relative to discontinued operations of $5,209,000.